UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM N-17f-2                                        OMB Approval
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Certificate of Accounting of Securities and  OMB Number:
3235-0360
Similar Investments in the Custody           Expires:       April
20, 2012
of Management Investment Companies           Estimate average
burden hours
                                               per response . . . .
.. 2.00
Pursuant to Rule 17f-2 [17 CFR 270.17f-2]    ----------------------
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1. Investment Company Act File Number:        Date examination
completed:

811-08274	                                  November 30, 2009

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2. State Identification Number:

AL             AK             AZ             AR             CA
CO
CT             DE             DC             FL             GA
HI
ID             IL             IN             IA             KS
KY
LA             ME             MD             MA     X       MI
MN
MS             MO             MT             NE             NV
NH
NJ             NM             NY             NC             ND
OH
OK             OR             PA             RI             SC
SD
TN             TX             UT             VT             VA
WA
WV             WI             WY             PUERTO RICO
Other (specify):

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3. Exact name of investment company as specified in registration statement:

MassMutual Select Small Cap Value Equity Fund
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4. Address of principal executive office
(number,street,city,state,zip code):

1295 STATE STREET
SPRINGFIELD MA 01111


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Trustees of MassMutual Select Small Cap Value
Equity Fund:

We have examined management's assertion included in the
accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940 that MassMutual Select Small Cap Value Equity Fund (the "Fund") complied with the requirements of Subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the "Act") as of March 31, 2009. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.
Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants, as adopted by the Public Company Accounting Oversight Board (United States), and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of March 31, 2009 and with respect to agreement of security purchases and sales, for the period from December 31, 2008 (the date of our last examination) through March 31, 2009.
1.	Confirmation of all securities held in book entry form by the
Depository Trust Company;

2.	Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees and/or transfer agents;

3.	Reconciliation of all such securities to the books and records of the Fund and the Custodian, State Street;

4.	Agreement of 10 security purchases and 10 security sales or
maturities since December 31, 2008 from the books and records of the Fund to broker trade tickets and supporting documentation.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that the Fund complied with the requirements of Subsections (b) and (c) of Rule 17f-2 of the Act as of March 31, 2009 with respect to securities reflected in the investment account of the Fund, is fairly stated, in all material respects.
This report is intended solely for the information and use of management and the Board of Trustees of the MassMutual Select Small Cap Value Equity Fund and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


November 30, 2009
Boston, Massachusetts



November 30, 2009
Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116

Management Statement Regarding Compliance with Certain
Provisions of the Investment Company Act of 1940

We, as members of management of MassMutual Select Small Cap Value Equity Fund (the "Fund"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940 (the "Act"). We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act as of March 31, 2009, and from December 31, 2008 (the date of your last examination) through March 31, 2009.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of March 31, 2009, and from
December 31, 2008 through March 31, 2009, with respect to securities reflected in the investment account of the Fund.



	___________________________________________
	Eric Wietsma
      President of MassMutual Select Small Cap Value Equity Fund



	___________________________________________
	Nicholas H. Palmerino, Chief Financial Officer and
	Treasurer of MassMutual Select Small Cap Value Equity Fund